UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2002

David C. Anderson
Secretary
Airborne, Inc.
3101 Western Avenue
P.O. Box 662
Seattle, WA 98111-0662

Re: Airborne, Inc.
Incoming letter dated February 22, 2002

Dear Mr. Anderson:

This is in response to your letters dated February 22, 2002 and March 5, 2002 concerning the shareholder proposal submitted to Airborne by John Chevedden. We also have received letters from the proponent dated March 1, 2002, March 8, 2002, and March 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRGH

AIRBORNE EXPRESS

VIA AIRBORNE EXPRESS

February 22, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal for Shareholder Vote on Rights Plan
Submitted by John Chevedden
For Inclusion in the 2002 Proxy Statement of Airborne, Inc.

Dear Sir or Madam:

On or about November 13, 2001, Airborne, Inc. ("Airborne") received a shareholder proposal for a shareholder vote on its rights plan from Mr. John Chevedden for inclusion in the proxy statement to be distributed to Airborne shareholders in connection with its 2002 annual meeting of shareholders. By letter dated February 19, 2002, Airborne notified Mr. Chevedden that the Airborne board had redeemed its shareholder rights plan and requested withdrawal of the shareholder proposal pursuant to Rule 14a-8(h)(10) as the proposal has been substantially implemented. To date Mr. Chevedden has not withdrawn the proposal for a shareholder vote on the rights plan.

This will notify you and, by copy of this letter, Mr. Chevedden, that Airborne intends to omit the Proposal from its 2002 proxy materials for the reason that Airborne has substantially implemented the proposal. Airborne requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend any enforcement action if Airborne does so.

Airborne hereby submits six copies of this letter, Mr. Chevedden's November 13, 2001 proposal and Airborne's February 19, 2002 letter to Mr. Chevedden.

I anticipate Airborne's 2002 proxy statement will be substantially complete by March 5, 2002 and will be filed and mailed on or about March 19, 2002. Your prompt review would be appreciated. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning to me in the enclosed envelope.

AIRBORNE, INC.

Very truly yours,

David C. Anderson
Secretary

cc: John Chevedden (via fax and U.S. Mail)
2215 Nelson Avenue, #205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 206/281-1444
PH: 206/285-4600

November 13, 2001

Mr. Robert S. Cline
Chairman
Airborne Inc. (ABF)
3101 Western Ave.
P.O. Box 662
Seattle, WA 98111

Dear Mr. Cline and Directors of Airborne Inc,

This is an update of the proposal submitted on June 26, 2001 for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder
Airborne Inc.

cc:
David Anderson
FX: 206/281-3890

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

ADOPT TOPIC THAT WON 71% OF YES-NO VOTE IN 2001

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Public records that show this proposal topic won more than 71% yes-no vote at the 2001 annual meeting and that Airborne attempted to exclude this proposal from shareholder vote in 2001 when it was submitted by this same proponent, John Chevedden, Redondo Beach, Calif.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

- Airborne is 66%-owned by institutional investors.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill proposals won a 57% average yes-vote from shareholders at 26 major companies in 2000.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

The Council of Institutional Investors recommends that companies act on majority of yes-no shareholder votes. This proposal well exceeded a majority of yes-no votes with a 71% margin in 2001. This result is similar to additional yes-no votes at our company in 2001:

Annual Election of Each Director	75%
Confidential Voting	68%

Address the fusion of our management's entrenchment devices

The fusion of Airborne's poison pill and 3-years between election for each director entrenches management and lessens management's incentive to improve company performance. This combination is a formidable management barrier against potentially profitable offers for our stock.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. Our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 3

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

AIRBORNE EXPRESS

VIA FACSIMILE (310) 371-7872
and U.S. Mail

February 19, 2002

Mr. John Chevedden
2215 Nelson Avenue, #205
Redondo Beach, CA 90278

Re: Shareholder Proposal dated November 13, 2001
Shareholder Vote on Rights Plan

Mr. Chevedden:

As evidenced by the attached press release issued February 15, the Board of Directors of Airborne, Inc. has redeemed Airborne's shareholder rights plan.

Please inform the undersigned as soon as possible whether you will withdraw subject proposal. In the absence of withdrawal, Airborne will file a no-action request with the Securities and Exchange Commission requesting exclusion pursuant to Rule 14a-8(h)(10).

Please direct your response to the undersigned. My correct fax number is 206-281-1444.

AIRBORNE, INC.

Very truly yours,

David C. Anderson
Secretary

3101 Western Avenue ▪ PO Box 662 ▪ Seattle, Washington 98111-0662 ▪ Telephone (206) 830-4600
www.airborne.com

Airborne Announces Revised Corporate Governance Policies

SEATTLE -- February 15, 2002 – Airborne, Inc. (NYSE: ABF) announced today that its Board of Directors has authorized the redemption of the rights issued pursuant to its shareholder rights plan. In addition, the board adopted a policy requiring shareholder proxy votes to be confidential. The board adopted both policies to address matters of corporate governance.

The rights will be redeemed at a price of $.005 per right, payable in cash. There is currently one right attached to each outstanding share of common stock. Shareholders do not have to take any action to receive the redemption payment and do not have to exchange stock certificates. The redemption payment will be paid on May 28, 2002 to shareowners of record on May 14, 2002. As a result of the redemption, the rights plan has terminated.

Airborne, Inc. is the holding company for Airborne Express. For more than 50 years, Airborne Express has served the shipping needs of business customers around the world. Today, Airborne offers total distribution solutions by providing customers time-sensitive delivery of documents, letters, small packages, and freight to virtually every U.S. ZIP code and more than 200 countries. Customers can select from a variety of services including same-day, next-morning, 10:30, next-afternoon, second-day, ground delivery service, international air express and freight, ocean service, and logistics management.

CONTACT: Lanny Michael, CFO 206-281-1003.

AIRBORNE EXPRESS®

VIA AIRBORNE EXPRESS

March 5, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR -7 PM 2:04

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exchange Act Rule 14a-8
Shareholder Proposal for Shareholder Vote on Rights Plan
Submitted by John Chevedden
For Inclusion in the 2002 Proxy Statement of Airborne, Inc.

Dear Sir or Madam:

This will supplement the no action request of Airborne, Inc. dated February 22, 2002 and respond in particular to Mr. Chevedden's letter dated March 1, 2002.

Airborne hereby submits seven copies of this letter.

On February 15, 2002 Airborne, Inc. issued a press release announcing redemption of its shareholder rights plan. (Airborne submitted a copy of the press release with its February 22 no action request.) On February 15, Airborne also filed an amendment to its Form 8-A with the Commission. That Amendment states that redemption of the rights was effective February 5, 2002, the date of the board of directors meeting authorizing redemption; the rights plan has terminated; and the holders have no rights other than to receive the redemption payment in May. A copy of the Amendment is submitted with this letter. A number of timing issues prevented a public announcement of the redemption of the rights plan prior to February 15.

On February 19, Airborne contacted Mr. Chevedden, notified him of the board action and asked him to withdraw his proposal for a vote on the rights plan. (Airborne submitted a copy of its February 19 letter to Mr. Chevedden with its February 22 no action request.) In the absence of an affirmative response from Mr. Chevedden, Airborne submitted its no action request.

3101 Western Avenue ▪ PO Box 662 ▪ Seattle, Washington 98111-0662 ▪ Telephone (206) 830-4600
www.airborne.com

The timing of the redemption by Airborne's board and the public announcement of the redemption prevented Airborne from submitting its no action request earlier. It is undisputed that Airborne has substantially implemented Mr. Chevedden's proposal. Under the circumstances, Airborne believes there is good cause for the Commission to consider its no action request, notwithstanding the normal deadline under Rule 14a-8(j)(1).

Accordingly, Airborne respectfully requests confirmation that the Staff will recommend no action if Mr. Chevedden's proposal is omitted from the proxy statement of Airborne, Inc. for the 2002 annual meeting of shareholders.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

AIRBORNE, INC.

Very truly yours,

David C. Anderson
Secretary

cc: John Chevedden (via fax and U.S. Mail)
2215 Nelson Avenue, #205
Redondo Beach, CA 90278

AIRBORNE INC /DE/ filed this 8-A12B/A on 02/15/2002.

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Prepared by R.R. Donnelley Financial -- Amendment No. 2 to Form 8-A12B

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

AIRBORNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**91-2065027**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3101 Western Avenue
P.O. Box 662
Seattle, Washington 98111
(206) 285-4600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be so Registered
Rights to Purchase Series A Participating Cumulative Preferred Stock	New York Stock Exchange Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Airborne, Inc., a Delaware corporation (the "Registrant"), hereby amends the Registration Statement on Form 8-A filed by its predecessor with the Securities and Exchange Commission on February 12, 1997, as amended.

Item 1. Description of Securities to be Registered

On February 15, 2002, the Registrant announced the redemption of all the outstanding rights (the "Rights") to purchase Series A Participating Cumulative Preferred Stock, without par value, of the Registrant issued pursuant to the Rights Agreement dated as of February 14, 1997 between the Registrant and The Bank of New York as Rights Agent, as amended. One Right is attached to each outstanding share of the Registrant's common stock. The redemption is effective as of February 5, 2002 (the "Redemption Date"). From and after the Redemption Date, holders of Rights have no rights with respect thereto other than to receive a redemption payment of $0.005 per Right. The redemption payment will be paid on May 28, 2002 to shareholders of record on May 14, 2002. As a result of the redemption the Rights Agreement has terminated.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRBORNE, INC.

Dated: February 15, 2002

By: /s/ DAVID C. ANDERSON

David C. Anderson, Secretary

2

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 8, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Airborne Inc. (ABF)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This responds to the company March 5, 2002 letter.

1) The company does not claim that it would be impossible to cancel or materially change the redemption prior to the May 28, 2002 redemption date.
2) May 28, 2002 is one month after the annual meeting.
3) The company does not explain why it waited 10-days after the purported effective date before announcing it.
4) The company does not explain why it waited 14-days after the purported effective date before notifying the proponent.
5) The company merely cites a number of unspecified and unsupported "timing issues."
6) Thus the company does not appear to have a good reason for its untimely no action request – less than a month prior to filing its definitive proxy.

The following text is from the March 1, 2002 shareholder letter.

This is respectfully submitted in response to the Airborne Inc. (ABF) no action request. It is believed that Airborne must meet the burden of proof under rule 14a-8 and also meet the company deadline requirements of rule 14a-8(j)(1).

1) The company no action request was untimely submitted by the company on February 22, 2002.
2) The company no action request states the company definitive proxy statement will be filed in less than 30-days – March 19, 2002.
3) Rule 14a-8 (j)(1) states that the company must file its no action reasons with the Commission no later than 80 calendar days before its definitive proxy statement.
4) Additionally the company has not shown good cause as specified in rule 14a-8(j)(1) to miss this deadline.
5) Although it appears that the company has taken a positive step ...

6) It is not possible to adequately evaluate the action the company took since the company will only provide a press release.
7) Additionally the company does not claim that it could not cancel or materially change the redemption prior to the scheduled redemption date.
8) The redemption is not scheduled until one month after the annual meeting.

Thus it is believed that issues in the no action request would be more properly resolved informally between the company and shareholder/proponent.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
Shareholder
cc: ABF

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 1, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Airborne Inc. (ABF)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Airborne Inc. (ABF) no action request. It is believed that Airborne must meet the burden of proof under rule 14a-8 and also meet the company deadline requirements of rule 14a-8(j)(1).

1) The company no action request was untimely submitted by the company on February 22, 2002.
2) The company no action request states the company definitive proxy statement will be filed in less than 30-days – March 19, 2002.
3) Rule 14a-8 (j)(1) states that the company must file its no action reasons with the Commission no later than 80 calendar days before its definitive proxy statement.
4) Additionally the company has not shown good cause as specified in rule 14a-8(j)(1) to miss this deadline
5) Although it appears that the company has taken a positive step …
6) It is not possible to adequately evaluate the action the company took since the company will only provide a press release.
7) Additionally the company does not claim that it could not cancel or materially change the redemption prior to the scheduled redemption date.
8) The redemption is not scheduled until one month after the annual meeting.

Thus it is believed that issues in the no action request would be more properly resolved informally between the company and shareholder/proponent.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
Shareholder
cc: ABF

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 APR -1 PM 12: 21

6 Copies
7th copy for date-stamp return

March 28, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Airborne Inc. (ABF)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic on Poison Pill

Ladies and Gentlemen:

This to report that Mr. David Anderson, Corporate Secretary [PH: 206/281-1005, FX: 206/281-1444] said today that he had not seen a Office of Chief Counsel letter response to the company February 22, 2002 no action request.

On March 15, 2002 the company filed the company definitive proxy and omitted the proposal that was the subject of the company February 22, 2002 no action request.

Further information and documentation is available.

Sincerely,

John Chevedden
Shareholder

cc: David Anderson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Airborne, Inc.
Incoming letter dated February 22, 2002

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Airborne may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Airborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Airborne did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor